

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
Mr. Mark T. Taggatz
President
Aquentium, Inc.
5188 Western Way
Perris, CA 92571

> **Re:** **Aquentium, Inc.**
> **Form 8-K/A Items 1.01 and 2.01**
> **Filed December 22, 2011**
> **File No. 0-23402**

Dear Mr. Taggatz:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. From your second and third paragraphs of the Form 8-K/A, it appears you are saying that De Joya Griffith & Company, LLC (De Joya) audited only the fiscal year ended September 30, 2010. We note De Joya has also audited the fiscal year ended September 30, 2009. Therefore, please revise your filing to:
   - State, if true, that De Joya's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion and was not qualified as to audit scope or accounting principles; however, such year-end reports did contain a modification paragraph that expressed substantial doubt about the Registrant's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.
   - State, if true, that during your two most recent fiscal years through the date of dismissal (i) there were no disagreements between the Registrant and De Joya Griffith & Company, LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of De Joya Griffith & Company, LLC would have caused De Joya Griffith & Company, LLC to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no

"reportable events," as described in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended.

2. In your revised filing, please ensure that the Item tagged is Item 4.01 only, not 1.01 or 2.01.

3. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant